UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 22, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Evelo Biosciences, Inc.

File No. 333-224278 - CF#36146

Evelo Biosciences, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from an exhibit to a Form S-1 filed on March 21, 2018.

Based on representations by Evelo Biosciences Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.15   through March 22, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Robert Errett
Acting Chief, Disclosure Management Office